UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number: 0-12247
(Check One):       Form 10-K       Form 20-F       Form 11-K     ☑  Form 10-Q       Form N-SAR       Form N-CSR
For Period Ended: September 30, 2007
      Transition Report on Form 10-K and Form 10-KSM
      Transition Report on Form 20-F
      Transition Report on Form 11-K
      Transition Report on Form 10-Q and Form 10-QSB
      Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print of Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION

Full name of registrant:	Southside Bancshares, Inc.

Former name if applicable:	Not Applicable

Address of principal executive office (Street and number):	1201 S. Beckham Ave

City, state and zip code:	Tyler, TX 75701

PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Management of Southside Bancshares, Inc. (the “Company”) could not timely file the Company’s Report on Form 10-Q for the third quarter of 2007 without unreasonable effort or expense because it was completing an assessment of whether certain amounts have been correctly classified in the Company’s unaudited Consolidated Statement of Cash Flows for the nine months ended September 30, 2006 and also for prior periods.  Management intends to amend its Form 10-K for the year ended December 31, 2006 to restate the Consolidated Statement of Cash Flows for the years ended December 31, 2006, 2005 and 2004. In addition, the Company intends to amend its Form 10-Qs for the first and second quarters of 2007 to restate the Consolidated Statements of Cash Flows for the periods ended March 31 and June 30, 2006 contained therein.  The Consolidated Statement of Cash Flows for the third quarter of 2006 will be restated concurrent with the filing of our September 30, 2007 Form 10-Q.

For all periods restated there was no change in the Company’s Total Cash and Cash Equivalents, Net Increase in Cash and Cash Equivalents, Consolidated Statements of Income, Consolidated Balance Sheets or Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income. Accordingly, the Company’s historical revenues, net income, earnings per share, total assets and regulatory capital remain unchanged.

On November 9, 2007, management became aware of financial reporting errors and on November 13, 2007 recommended to the Company’s Audit Committee that the Company’s previously issued Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 and for each of the quarterly periods ended March 31, June 30 and September 30, 2006 should no longer be relied upon, and accordingly the Consolidated Financial Statements for such periods should be restated. The Audit Committee agreed with management’s recommendation.

The restatements for the periods described above were caused by the lack of a non-cash adjustment that should have been reflected in our Consolidated Statement of Cash Flows in accordance with Statement of Financial Accounting Standard No. 95, Statement of Cash Flows.  Securities and brokered deposit trades generally settle in cash several days after the contractual trade date, although generally accepted accounting principles require us to recognize trades as of the trade date.  In the accounting periods being restated, the Company failed to recognize those trades that were between the trade date and settlement date, and therefore had not yet been consummated in the exchange of cash.  These unsettled trades historically had been reflected in our Consolidated Statement of Cash Flows as actual cash flows from operating activities, with corresponding activity in cash flows from investing activities for the unsettled securities trades, and a corresponding activity in cash flows from financing activities for the unsettled brokered deposit trades.  These unsettled trades should have instead been reflected as non-cash adjustments and reported in our Supplemental Disclosures on Noncash Investing and Financing Activities.

The aggregate impact of these unsettled security and brokered deposit trades are summarized below:

	Year ended December 31, 2006	Nine months ended September 30, 2006	Six months ended June 30, 2006	Three months ended March 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Net Operating inflows (outflows) as originally reported)	11,638	15,801	3,052	(7,531)	24,363	21,742
Net Operating inflows (outflows) as restated)	19,171	19,713	10,585	4,955	16,830	23,465
Net adjustment to operating cash flows	7,533	3,912	7,533	12,486	(7,533)	1,723

Net Investing inflows (outflows) as originally reported)	(110,466)	(101,944)	(105,884)	(38,010)	(169,671)	(173,790)
Net Investing inflows (outflows) as restated)	(117,999)	(105,856)	(113,417)	(45,543)	(162,138)	(175,513)
Net adjustment to investing cash flows	(7,533)	(3,912)	(7,533)	(7,533)	7,533	(1,723)

Net Financing inflows (outflows) as originally reported)	102,011	83,667	98,580	46,261	147,305	154,657
Net Financing inflows (outflows) as restated)	102,011	83,667	98,580	41,308	147,305	154,657
Net adjustment to financing cash flows	-	-	-	(4,953)	-	-

In connection with this restatement, under the direction of the Company’s Chief Executive Officer and Chief Financial Officer, the Company determined that a material weakness existed due to ineffective internal control over the accurate presentation and disclosure of the statement of cash flows as of December 31, 2006.  Accordingly, the Company’s management has concluded that Management’s Report on Internal Control over Financial Reporting set forth in the Company’s 2006 Annual Report on Form 10-K should no longer be relied upon and should, therefore, be restated.

Due to the matters discussed above, the Company was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 (the “Form 10-Q”) within the prescribed time period. The Form 10-Q, which was due to be filed on November 9, 2007, is expected to be filed within the extension as provided by Rule 12b-25, which expires on November 14, 2007.  The Form 10-K/A for the year ended December 31, 2006 and the Forms 10-Q/A for the quarterly periods ended March 31 and June 30, 2007 are expected to be filed shortly thereafter.  Investors should look to the restated financial statements when they become available.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lee R. Gibson	(903)	531-7221

(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).     ☑ Yes      No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      Yes     ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Southside Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2007	By:		/s/ Lee R. Gibson
		Name:	Lee R. Gibson
		Title:	Executive Vice President and Chief Financial Officer